UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
000-33215
NOTIFICATION OF LATE FILING
CUSIP NUMBER
14766Q 107

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  June 30, 2014
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Caspian Services, Inc.
Full Name of Registrant
n/a
Former Name if Applicable
2319 Foothill Drive, Suite 160
Address of Principal Executive Office (Street and Number)
Salt Lake City, Utah 84109
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alexey Kotov                                                      801             746-3700
(Name)                                                                     (Area Code)                            (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the three and nine month periods ended June 30, 2014 total revenues will have decreased approximately 13% and 4%, respectively compared to the comparable periods of the prior fiscal year.  This decrease is primarily attributable to lower vessel revenues during the third fiscal quarter 2014 and lower geophysical services revenues during the nine-month period ended June 30, 2014.  Vessel revenues are expected to be approximately 29% lower in the three months ended June 30, 2014 and flat during the nine months ended June 30, 2014, while geophysical service revenues are expected to be essentially flat during the three months ended June 30, 2014, and approximately 16% lower during the nine months ended June 30, 2014.  Marine base revenue is expected to be approximately 113% and 118% higher, respectively, in the three and nine month periods ended June 30, 2014.

The Company believes that total costs and operating expenses will have decreased approximately 8% during both the three and nine month periods ended June 30, 2014.  The Company anticipates income from operations of approximately $0.7 million during the three months ended June 30, 2014 compared to income from operations of approximately $1.4 million during the three months ended June 30, 2013.  During the nine months ended June 30, 2014 the Company anticipates a loss from operations of approximately $0.6 million compared to a loss from operations of approximately $1.8 million during the nine months ended June 30, 2013.

The Company expects to realize net losses from continuing operations of approximately $2.0 million and $13.6 million, respectively, for the three and nine month periods ended June 30, 2014 compared to net losses from continuing operations of approximately $0.7 million  and $5.8 million, respectively during the three and nine month periods ended June 30, 2013.  During the 2013 fiscal year, the Company sold its interest in its majority-owned subsidiary Kazmorgeophysica JSC.  As a result, the Company realized losses from discontinued operations during the three and nine month periods ended June 30, 2013 of approximately $2.8 million and $3.4 million, respectively. The Company realized no loss from discontinued operations during the three or nine month periods ended June 30, 2014.

During the three and nine month periods ended June 30, 2014, the Company anticipates realizing a net losses attributable to Caspian Services, Inc. (net of non-controlling interests) of approximately $1.4 million and $11.3 million, respectively, compared to net losses attributable to Caspian Services, Inc. of approximately $3.0 million and $8.3 million, respectively during the three and nine month periods ended June 30, 2013.

As a result of a 20% devaluation in the Kazakh Tenge by the government of the Republic of Kazakhstan during fiscal 2014, the Company anticipates realizing foreign currency translation adjustments of approximately ($0.2 million) and ($4.8 million), respectively during the three and nine month periods ended June 30, 2014, compared to approximately ($0.5 million) and ($0.3 million) during the three and nine month periods ended June 30, 2013.  The Company anticipates realizing comprehensive losses attributable to Caspian Services, Inc. of approximately $1.6 million and 15.6 million, respectively, during the three and nine month periods ended June 30, 2014 compared to losses of $3.7 million and $8.8 million, respectively, during the three and nine month periods ended June 30, 2013.

Caspian Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2014	By	/s/ Indira Kaliyeva
Indira Kaliyeva
Chief Financial Officer